UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

David E. Schmidt, Esq.

Much Shelist, P.C.

191 N. Wacker Drive, Suite 1800

Chicago, IL 60606

Phone: (312) 521-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 27 pages

1		NAME OF REPORTING PERSON Norton Shapiro 2008 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,019(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,019(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the co-trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 27 pages

1		NAME OF REPORTING PERSON Norton Shapiro Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,277(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,277(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,277(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 3,277 shares of Class A Common Stock held by the Norton Shapiro Revocable Trust. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by the Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1%, based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 27 pages

1		NAME OF REPORTING PERSON Norton Shapiro Family LLC, an Illinois limited liability company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,500(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1% based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class A Common Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 27 pages

1		NAME OF REPORTING PERSON NSF Investment Partnership, an Illinois general partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,424(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,424(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,424(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,424 shares of Class A Common Stock held by NSF Investment Partnership. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Richard Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 462,699 shares of Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 27 pages

1		NAME OF REPORTING PERSON Richard Horwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,201(1)
	8	SHARED VOTING POWER 116,019(2)
	9	SOLE DISPOSITIVE POWER 139,201(1)
	10	SHARED DISPOSITIVE POWER 116,019(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,220(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, and (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Mr. Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(3) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership; and (iv) 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 596,168 shares of Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 27 pages

1		NAME OF REPORTING PERSON Cheryl Kreiter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,019(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 116,019(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood and trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 27 pages

1		NAME OF REPORTING PERSON Nathan Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,921(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 217,921(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,921(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 173,062 shares of Class A Common Stock held by NS (Florida) Associates Inc., and (iii) 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 468,750 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 9 of 27 pages

1		NAME OF REPORTING PERSON Nathan Shapiro Revocable Trust Dated 10/7/87
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,166(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 274,166(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 274,166 shares of Class A Common Stock held by Nathan Shapiro Revocable Trust Dated 10/7/87. Steven A. Shapiro, Daniel Shapiro, Randy Shapiro and Lesley Beider Stillman are the Co-Trustees of the trust. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.3% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 10 of 27 pages

1		NAME OF REPORTING PERSON NS (Florida) Associates Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,062(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,062(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,062(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14		TYPE OF REPORTING PERSON CO

_______________

(1) Includes 173,602 shares of Class A Common Stock held by the NS (Florida) Associates Inc. Nathan Shapiro is the sole Director and President of NS (Florida) Associates Inc., with sole voting and dispositive power over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 453,750 shares of the outstanding Class B Common Stock, or 3.9% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 11 of 27 pages

1		NAME OF REPORTING PERSON Shapiro Family Investment Partnership – Nathan Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 12 of 27 pages

1		NAME OF REPORTING PERSON Stephen J. Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. The Shapiro Family Investment Partnership – Nathan Share is economically beneficially owned by 26 trusts, the economic beneficiaries of which are various members of Nathan Shapiro’s family. Mr. Gray is the sole trustee of each of these trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock owned the Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock (including any Class B Common Stock owned by Mr. Gray, individually), which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person, as trustee of the above-referenced 26 trusts, also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 13 of 27 pages

1		NAME OF REPORTING PERSON Steven A. Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,395(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 22,395(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,936(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL, (iv) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (v) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 347,422 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 14 of 27 pages

1		NAME OF REPORTING PERSON Daniel Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 67(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,698(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes (i) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, (iii) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC; and (iv) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 347,412 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 15 of 27 pages

1		NAME OF REPORTING PERSON Randy Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.3% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 16 of 27 pages

1		NAME OF REPORTING PERSON Lesley Beider Stillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.3% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 17 of 27 pages

1		NAME OF REPORTING PERSON Emily Rita Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) %(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 30 shares of Class A Common Stock held by Emily Rita Shapiro, individually. Emily Rita Shapiro does not own any shares of Class B Common Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 18 of 27 pages

1		NAME OF REPORTING PERSON New Horizon (Florida) Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,859(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,859(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,859(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14		TYPE OF REPORTING PERSON CO

_______________

(1) Includes 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. The sole Director, President and Secretary of New Horizon (Florida) Enterprises Inc. is Nathan Shapiro, who has sole voting and dispositive over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 19 of 27 pages

1		NAME OF REPORTING PERSON Illinois Diversified Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,375(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,375(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,375(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2020.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) is made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by each of the Reporting Persons (as defined below) to disclose a change to the disclosures previously made under Item 4 with respect to such Reporting Persons’ plans or proposals relating to that certain Stockholder Support and Contingent Sale Agreement dated as of April 22, 2020 (the “Contingent Sale Agreement”), a PDF copy of which is attached hereto as Exhibit 99.1. This Amendment No. 3 amends that certain Schedule 13D originally filed with the SEC in a paper filing on December 30, 1986 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed April 23, 2020 (“Amendment No. 1”) and as amended by Amendment No. 2 filed June 17, 2020 (“Amendment No. 2” and together with the “Original Schedule 13D”, Amendment No. 1 and Amendment No. 2, this “Schedule 13D”) with respect to the holdings of Protective Insurance Corporation, formerly known as Baldwin & Lyons, Inc. Except as otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Contingent Sale Agreement

On April 22, 2020, Norton Shapiro 2008 Trust, Norton Shapiro Revocable Trust, Norton Shapiro Family LLC, an Illinois limited liability company, NSF Investment Partnership, an Illinois general partnership, Richard Horwood, Cheryl Kreiter, Nathan Shapiro, Stephen J. Gray, Emily Rita Shapiro, Randy Shapiro, Lesley Beider Stillman, Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, New Horizon (Florida) Enterprises Inc., Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, and Illinois Diversified Company, LLC (individually, a “Reporting Person” and, collectively, the “Reporting Persons” or the “Selling Stockholders”) entered into a Stockholder Support and Contingent Sale Agreement (“Prior Agreement”) with Protective Partners, Lancer Insurance Company (“Lancer”), and Protective Investment (the “Prior Offering Parties”) pursuant to which the Prior Offering Parties, upon satisfaction of certain conditions, would purchase all of the Selling Stockholder’s Class A Common Stock (“Selling Stockholders Stock”) pursuant to either (a) an offer to all holders of Class A Common Stock of the Issuer made by the Prior Offering Parties in accordance with Regulation 14D promulgated under the Exchange Act to purchase all outstanding Class A Common Stock of the Issuer (the “Offer”), or (b) if the conditions to commence an Offer were not satisfied, a private sale to the Prior Offering Parties only (the “Alternative Sale”).

As described below in Item 4 below, Lancer will no longer be a party to the proposed transactions described herein and, as a result, is no longer an Offering Party (as defined below).

The requirement that the Prior Offering Parties commence an Offer was subject to the satisfaction or waiver of a number of conditions (the “Offering Conditions”), including, among others, that the Issuer shall not have made or expressed its intention to make, adopt or implement any rights offering, poison pill, staggered board, super-majority voting requirement, stock repurchase right or obligation, golden parachute, change of control provision or payment, or similar anti-takeover measure (“Anti-Takeover Measures”). Following the execution of the Prior Agreement, the Issuer adopted several Bylaw amendments that constituted Anti-Takeover Measures. Nevertheless, following the execution of the Prior Agreement, upon information and belief: (i) the Prior Offering Parties contacted the Issuer in an effort to engage in the negotiation of mutually agreeable terms that would satisfy certain of the other Offering Conditions in the Prior Agreement; (ii) the Prior Offering Parties then engaged in a series of discussions with representatives of the special committee of the board of directors of the Issuer (“Special Committee”) that was established by the Issuer in connection with the proposed Offer; (iii) in the course of these discussions, and in addition to the Anti-Takeover Measures that were adopted by the Issuer, as referenced above, the Special Committee sought to impose a number of additional conditions on the Offer; and (iv) on June 8, 2020, the Prior Offering Parties informed the Special Committee that the Prior Offering Parties found these conditions to be unreasonable and unacceptable.

Page 20 of 27 pages

On June 12, 2020, the Issuer issued a press release indicating that the Issuer had determined that the proposed Offer was not in the best interest of the Issuer. Accordingly, for these reasons and others, the Reporting Parties have concluded that the proposed Offer would not occur as contemplated pursuant to the Prior Agreement.

Amended and Restated Contingent Sale Agreement

As a result of the actions taken by the Issuer and the unsuccessful attempts to negotiate an amicable agreement with respect to the Prior Offering Parties’ proposed investment pursuant to the Prior Agreement, the Selling Stockholders and Protective Partners and Protective Investment (the “Offering Parties”) entered into an Amended and Restated Stockholder Support and Contingent Sale Agreement, dated as of August 17, 2020 (“Restated Contingent Sale Agreement”), which amends, restates, supersedes and replaces, the Prior Agreement. In negotiating the Restated Contingent Sale Agreement, the parties agreed that Lancer would no longer be a party to the proposed transactions and therefore it is not a party to the Restated Contingent Sale Agreement. Lancer has provided its consent to the Restated Contingent Sale Agreement whereby it has been removed as a party thereto.

The Restated Contingent Sale Agreement continues to provide that the Offering Parties, upon satisfaction of certain revised conditions, would purchase all of the Selling Stockholders Stock pursuant to either (a) an Offer (except that in contrast with the Prior Agreement the Offer may, with the consent of the Offering Parties and a majority of the shares of Class A Common Stock held by all Selling Stockholders in the aggregate, be for less than all of the outstanding Class A Common Stock of the Issuer), or (b) if the revised conditions to commence an Offer are not satisfied, an Alternative Sale, which would occur at the option of the Offering Parties.

Subject to the satisfaction of certain revised conditions, as further described below, the purchase price for the Class A Common Stock made pursuant to the Offer would be at a price per share equal to $18.30 (subject to adjustment for stock splits, stock dividends and similar events)(the “Offer Price”). Subject to the terms of the Restated Contingent Sale Agreement, the Selling Stockholders have agreed to tender into any such Offer and not withdraw all Selling Stockholders Stock (which shall be all of the shares of Class A Common Stock held by the Selling Stockholders). As was the case in the Prior Agreement, if the Offer is commenced, the Offer will not be conditioned on any threshold percentage of the Class A Common Stock being tendered in the Offer in order for the Offer to be closed. However, the obligation of the Offering Parties to accept for payment any shares of Class A Common Stock that are validly tendered pursuant to the Offer, and not withdrawn, will continue to be subject to such conditions as are determined by the Offering Parties in their discretion, including the requirement that all shares of Class A Common Stock beneficially owned by the Selling Stockholders be properly tendered and not withdrawn pursuant to the Offer and certain other conditions that are common and customary in transactions such as the Offer. The Offering Parties will not be obligated to accept any shares of Class A Common Stock for payment pursuant to the Offering unless such conditions are satisfied or waived.

Page 21 of 27 pages

The obligation of the Offering Parties to commence the Offer is subject to the satisfaction or waiver of a number of revised conditions (collectively, the “Revised Offer Conditions”) on or prior to the date that is 60 days prior to the Outside Date (as defined below), including, without limitation, the following: (a) the Issuer shall have taken all corporate actions needed to render the Indiana Business Combination Act (“BCA”) and the Control Share Acquisition Act (“CSA”), as well as any purported Rights (defined below), inapplicable to the transactions contemplated by the Restated Contingent Sale Agreement such that the shares of Class A Common Stock acquired by the Offering Parties (including those held prior to, and those acquired pursuant to, the Offer) continue to represent voting stock of the Issuer without any limitation of voting rights under the CSA, no limitation on any future business combinations involving any of the Offering Parties are imposed under the BCA, and no dissenters’ rights or similar rights are triggered under such statutes in connection with the Rights; (b) there shall not have occurred a material adverse effect with respect to the Issuer or any Selling Stockholder; (c) no additional shares of Class A Common Stock or any other voting equity interests shall have been issued or committed to be issued by the Issuer; (d) neither the Issuer, the Class B Common Stock holders nor the holders of any other equity interests in the Issuer shall have any right to exercise any Rights in connection with, or to approve a tender offer with respect to, the equity securities of the Issuer, including the Offer, an Alternative Sale, or any other transaction by and between any of the Offering Parties or any of their Affiliates, on the one hand, and the Selling Stockholders or the Issuer, on the other hand, relating to the purchase or sale of any of equity interests of the Issuer held by any of the Offering Parties or any of their Affiliates; (e) there is no legal requirement that any shares of Class B Common Stock or any other equity securities of the Issuer (other than the Class A Common Stock) be purchased in connection with the transactions contemplated by the Restated Contingent Sale Agreement; (f) no action, proceeding, or suit shall have been brought seeking to prohibit, enjoin, limit or modify the Offer or any of the other transactions contemplated by the Restated Contingent Sale Agreement; (g) the Issuer shall not have made or expressed its intention to make, adopt or implement, whether by amendment to its Bylaws, articles of incorporation, action of its board of directors or otherwise, any Anti-Takeover Measures; (h) the Issuer shall not have restated any of its financial statements or other information included in its periodic filings with the Commission and shall not be subject to any material proceeding, suit, audit, investigation, or other action (other than those, if any, generally known to the public as of the date of the Restated Contingent Sale Agreement); (i) prior to the commencement of the Offer, the Issuer shall not have engaged in any merger, consolidation, sale of all or substantially all of its stock or assets or other change in control transaction, and the Class A Common Stock shall have been and shall be publicly traded on the NASDAQ Global Market: (j) the average closing market price of the Class A Common Stock for the three days prior to the commencement of the Offer shall not be lower than the Offer Price; (k) the book value per share of the Class A Common Stock, as determined by the Offering Parties, shall be at least $21.53; (l) the Issuer shall not have taken, or announced any plan or intention of taking, any action (including the payment of dividends that exceed the type and amount of dividends paid by the Issuer in the ordinary course of business prior to the date of the Restated Contingent Sale Agreement) that would, prior to the Offer commencement date or during the pendency or upon or following the closing of the Offer, have the effect of reducing the book value per share of the Issuer; (m) the Offering Parties shall have completed their due diligence review and the results of such review shall have been satisfactory to the Offering Parties within the time frames set forth in the Restated Contingent Sale Agreement; (n) the Issuer shall have consented to the Offer and filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the recommendation of the Issuer that the holders of the Class A Common Stock accept the Offer and tender their shares to the Offering Parties pursuant to the Offer (or, if the board of directors of the Issuer consents to and approves the Offer but declines to make a positive recommendation to the shareholders of the Issuer, then having the board of directors remain neutral with respect to the Offer); (o) the Issuer shall have agreed to appoint a designee of Vincent J. Dowling, Jr., as a member of the Issuer’s board of directors concurrently with and conditioned upon the closing of the Offer, provided that such appointment is not in violation of applicable law; and (p) those other conditions set forth in the Restated Contingent Sale Agreement.

For purposes of the Restated Contingent Sale Agreement, “Rights” means, with respect to the securities and other interests of and in the Issuer (including with respect to any such securities and interests as they are held by the Selling Stockholders and as they would be held by the Offering Parties following the acquisition thereof): (a) the purported right of the Issuer to redeem securities pursuant to Article 8 of the Bylaws, (b) any other rights or obligations of the Issuer or any person or entity to redeem or repurchase any securities of the Issuer, or to have such securities redeemed or repurchased, and (c) any elimination, reduction or diminution of the economic or voting rights of any class or series of securities of the Issuer as they exist as of the date of this Agreement (including by dilution, through the authorization or issuance of any new securities (including preferred stock, convertible debt or similar securities or interests)), through the reclassification of existing securities, through a recapitalization, through the grant of voting, approval or other rights to existing or newly-issued securities or the elimination or reduction of the voting rights of the existing Class A Common Stock with respect to any matter, through changes to the relative rights of the Class A Common Stock and Class B Common Stock, or otherwise.

Page 22 of 27 pages

If the closing of the Offer does not occur prior to September 30, 2022, as may be extended to comply with applicable requirements under Rule 14d-1 or as otherwise provided in the Restated Contingent Sale Agreement (the “Outside Date”), due to the non-satisfaction of any Revised Offer Conditions or such other reasons specified in the Restated Contingent Sale Agreement (including, without limitation, those actions permitted to be taken by the Selling Stockholders pursuant to a Subsequent Acquisition (defined below)); then, subject to the satisfaction of certain conditions and at the discretionary election of the Offering Parties, each of the Selling Stockholders will be required to sell the shares of Class A Common Stock held by such Selling Stockholders at a price equal to $14.50 per share (subject to adjustments for stock splits, stock dividends, and similar events).

The Selling Stockholders have agreed that during the term of the Restated Contingent Sale Agreement none of them will, directly or indirectly (“Acquisition Proposal and Stock Sale Restrictions”): (a) solicit, initiate or otherwise engage in any negotiations, discussions or other communications with any other person relating to any Acquisition Proposal (as defined in the Restated Contingent Sale Agreement) or consummate any Acquisition Proposal, (b) provide or furnish any information or documentation with respect to the Issuer or any Selling Stockholder to any third party regarding any Acquisition Proposal, (c) enter into any negotiation of any agreement with any other person in respect of any Acquisition Proposal, (d) sell, assign, transfer (including by operation of law), receive value on account of, lien, pledge, dispose of or otherwise encumber any of the Selling Stockholders Stock, or agree to any of the foregoing, (e) deposit any of the Selling Stockholders Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (f) enter into any agreement or other arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Selling Stockholders Stock or with respect to any Acquisition Proposal, or (g) take any action that would have the effect of preventing or disabling any Selling Stockholder from performing its obligations under the Restated Contingent Sale Agreement.

Notwithstanding the Acquisition Proposal and Stock Sale Restrictions, if the Issuer or a third party presents the Selling Stockholders with an arm’s-length Acquisition Proposal made by a third party not affiliated with the Issuer or any of the Selling Stockholders and the Selling Stockholders believe in good faith that it would be beneficial to their interests and to the interests of the other equity owners of the Issuer for the Selling Stockholders to engage in any of the prohibited Acquisition Proposal and Stock Sale Restrictions with respect to a specific Acquisition Proposal, the Restated Contingent Sale Agreement permits the Selling Stockholders to take such actions so long as they (a) provide prior notice to the Offering Parties of taking such action (and upon receipt thereof, the Offering Parties shall no longer be required to commence an Offer) (“Transaction Notice”) and reimburse the Offering Parties for 50% of their incurred expenses as set forth in the Restated Contingent Sale Agreement (“Reimbursement”), and (b) in the event that a transaction involving the Company that constitutes, or that arises out of or is in connection with, an Acquisition Proposal, is consummated (a “Substitute Acquisition”), the Selling Stockholders shall make the following payments of fees to the Offering Parties as it relates to their shares of Class A Common Stock (“Terminating Fee”): (i) to the extent that the Gross Proceeds per share of Class A Common Stock received by the Selling Stockholders are $14.50 or less, no fee will be due to the Offering Parties; (ii) if such Gross Proceeds exceed $14.50 per share of Class A Common Stock, the Offering Parties will receive a fee equal to the amount of such excess, until such Gross Proceeds per share reach $19.50 (representing a payment, at $19.50 per share, of $5.00 per share of Class A Common Stock), (iii) no additional fee will be payable to the Offering Parties to the extent such Gross Proceeds exceed $19.50 per share but are less than $24.50 per share; and (iv) to the extent that the Gross Proceeds exceed $24.50 per share, the Selling Stockholders will pay the Offering Parties a fee equal to half of such excess. As a result, under these arrangements the Gross Proceeds, net of fees payable to the Offering Parties, received by the Selling Stockholders in any Substitute Acquisition would be the first $14.50 per share, any amounts in excess of $19.50 up to $24.50 per share, and then 50% of any amounts in excess of $24.50 per share.

Page 23 of 27 pages

In the event that a Substitute Acquisition is consummated, the Selling Stockholders’ obligation to sell the Selling Stockholders Stock to the Offering Parties pursuant to an Alternative Sale shall be cancelled and terminated so long as the Selling Stockholders timely pay both the Reimbursement and the Termination Fee to the Offering Parties. If a Substitute Acquisition for which a Transaction Notice was given is not closed, negotiations with respect thereto cease, or is otherwise terminated (“Substitute Acquisition Termination”), then the Offering Parties shall be notified thereof and the obligations of the parties under the Restated Contingent Sale Agreement will continue in effect (including the right of the Offering Parties to purchase, and the Selling Stockholders’ obligations to sell, the Selling Stockholders Stock in an Alternative Sale), except that the time period for the Offering Parties to give notice of an Alternative Sale shall be extended by one day for each day elapsed between the date of delivery to the Offering Parties of the Transaction Notice and the date of the Substitute Acquisition Termination.

The Restated Contingent Sale Agreement may be terminated (i) by the mutual agreement of the Offering Parties and the Selling Stockholders, (ii) by the Offering Parties if (A) the Selling Stockholders breach or fail to perform their agreements or obligations under the Restated Contingent Sale Agreement and such breach or failure remains uncured after 30 days, (B) if the Issuer has taken any action, or if the Issuer indicates or notifies any party that the Issuer will or will not take or cause to be taken, any action to cause any of the Revised Offer Conditions to not be satisfied, or if the Issuer suffers any development that would, as of the date of such development, cause any of the Revised Offer Conditions not to be fulfilled, (C) if the closing of an Alternative Sale has not been consummated by 30 days following the Outside Date, (iii) by the Selling Stockholders if (A) the Offering Parties breach or fail to perform their agreements or obligations under the Restated Contingent Sale Agreement and such breach or failure remains uncured after 30 days, or (B) subject to certain restrictions as set forth in the Restated Contingent Sale Agreement, if an Alternative Closing shall not have been consummated within the later of (I) 30 days following the Outside Date, or (II) 90 days following notice of a Substitute Acquisition Termination, and (iv) by any party if any legal order or ruling is taken which prohibits the transactions contemplated by the Restated Contingent Sale Agreement.

Each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Class A Common Stock other than the Class A Common Stock owned of record by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Except as otherwise provided in the Schedule 13D (as amended and supplemented), none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

[Signatures on Next Page]

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment No. 3 to Schedule 13D is executed this August 17, 2020 by each of the undersigned.

Norton Shapiro 2008 Trust

By:	/s/ Richard Harwood
Name:	Richard Horwood
Title:	Co-Trustee

By:	/s/ Cheryl Kreiter
Name:	Cheryl Kreiter
Title:	Co-Trustee

Norton Shapiro Revocable Trust

By:	/s/ Richard Harwood
Name:	Richard Horwood
Title:	Trustee

Norton Shapiro Family LLC, an Illinois limited liability company

By:	NS Family Trust #1
Its:	Manager

By:	/s/ Richard Harwood
Name:	Richard Horwood, not individually, but solely as Trustee
Title:	Trustee

NSF Investment Partnership, an Illinois general partnership

By:	/s/ Richard Harwood
Name:	Richard Horwood, not individually, but solely as Trustee of each of its general partners
Title:	Trustee of each of its general partners

Steven A. Shapiro, individually

/s/ Steven A. Shapiro
Steven A. Shapiro

Page 25 of 27 pages

Daniel Shapiro, individually

/s/ Daniel Shapiro
Daniel Shapiro

Nathan Shapiro, individually

/s/ Nathan Shapiro
Nathan Shapiro

Nathan Shapiro Revocable Trust Dated 10/7/87

By:	/s/ Lesley Beider Stillman
Name:	Lesley Beider Stillman
Title:	not individually, but solely as Co-Trustee

By:	/s/ Randy Shapiro
Name:	Randy Shapiro
Title:	not individually, but solely as Co-Trustee

By:	/s/ Daniel Shapiro
Name:	Daniel Shapiro
Title:	not individually, but solely as Co-Trustee

By:	/s/ Steven A. Shapiro
Name:	Steven A. Shapiro
Title:	not individually, but solely as Co-Trustee

NS (Florida) Associates Inc.

By:	/s/ Nathan Shapiro
Name:	Nathan Shapiro
Title:	Director and President

Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL

By:	/s/ Steven A. Shapiro
Name:	Steven A. Shapiro

Page 26 of 27 pages

Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL

By:	/s/ Steven A. Shapiro
Name:	Steven A. Shapiro

Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL

By:	/s/ Steven A. Shapiro
Name:	Steven A. Shapiro

Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL

By:	/s/ Daniel Shapiro
Name:	Daniel Shapiro

Emily Rita Shapiro, individually

/s/ Emily Rita Shapiro
Emily Rita Shapiro

New Horizon (Florida) Enterprises Inc.

By:	/s/ Nathan Shapiro
Name:	Nathan Shapiro
Title:	Director and President

Illinois Diversified Company, LLC

By:	/s/ Steven A. Shapiro
Name:	Steven A. Shapiro
Title:	Manager

By:	/s/ Daniel Shapiro
Name:	Daniel Shapiro
Title:	Manager

Page 27 of 27 pages